William P. O’Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
July 3, 2013	Dubai	Rome
	Frankfurt	San Diego
VIA EDGAR AND HAND DELIVERY	Hamburg	San Francisco
	Hong Kong	Shanghai
Larry Spirgel	Houston	Silicon Valley
Assistant Director	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N. E.	Milan
Washington, D.C. 20549

Re:	K12 Inc.
Form 10-K for the Year Ended June 30, 2012
Filed September 12, 2012
Response dated March 20, 2013
File No. 001-33882

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (“K12” or the “Company”), this letter sets forth a further response to Comment No. 8 included in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated February 21, 2013, to the Company with regard to the Company’s definitive Annual Report on Form 10-K for the fiscal year ended June 30, 2012.  The Comment is set forth below in bold, followed by the Company’s further response.  In connection with the Company’s response to the Comment the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K
Grants of Plan-Based Awards During Fiscal Year 2012, page 40

1.              We have considered your further response to comment 8 from our letter dated February 21, 2013.  Please explain the basis for your view that there is no FASB ASC Topic 718 grant date until the Compensation Committee determines the shares earned after the fiscal year in which the performance parameters run.  In your explanation clearly describe the features of the award on which you have based your determination.  If your determination to delay the accounting “grant date” is based solely on the existence of a negative discretion feature in the award, explain why Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations does not apply.  Please refer to Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

The Company acknowledges the telephonic discussions held on April 3, 2013, June 13, 2013 and June 24, 2013 with the Staff to review the issues raised by this comment and the related prior comment referenced therein and the Company’s prior responses in its letters of March 20, 2013 and May 24, 2013.  The Company confirms that in future filings, it will report the stock awards granted to Mr. Packard as a result of attaining performance goals in the Company’s fiscal years 2011, 2012 and 2013 in the manner described in Question 119.24 of Regulation S-K Compliance and Disclosure Interpretations.

Specifically, in the Company’s next annual proxy statement (following the completion of its fiscal year ended June 30, 2013):  (i) the restricted shares granted to Mr. Packard in August 2011 will be reported as fiscal year 2011 compensation; (ii) the restricted shares granted to Mr. Packard in August 2012 will be reported as fiscal year 2012 compensation; and (iii) the restricted shares expected to be granted to Mr. Packard in August 2013 will be reported as fiscal year 2013 compensation, in each case in the stock awards column of the summary compensation table, based on the probable outcome in accordance with Instruction 3 to Item 402(c)(2)(v) of Regulation S-K.  In addition, the award pursuant to which restricted shares would be granted to Mr. Packard in August 2013 will be reflected in the grants of plan based awards table as an Equity Incentive Plan award for fiscal year 2013 with a target and maximum award amount of $1,250,000.  The restricted shares granted to Mr. Packard in August 2012 will not be reflected in the grants of plan based awards table for fiscal year 2013.

If you have any questions or comments with regard to this response or other matters, please contact me at (202) 637-2275.

Very truly yours,

William P. O’Neill
of LATHAM & WATKINS LLP

cc:                                Kathleen Krebs, SEC Special Counsel

Ajay Koduri, SEC Staff Attorney

Howard D. Polsky, K12 General Counsel and Secretary

Adam Kestenbaum, Latham & Watkins LLP